UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: __000-54514 ____

VIASPACE GREEN ENERGY INC.

(Exact name of registrant as specified in its charter)

131 Bells Ferry Lane, Marietta, Georgia  30066

(678) 805-7472

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(2) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: _____37______

Pursuant to the requirements of the Securities Exchange Act of 1934, VIASPACE GREEN ENERGY INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2015	By:	/s/ SUNG HSIEN CHANG
		Name:	SUNG HSIEN CHANG
		Title:	PRESIDENT (PRINCIPAL EXECUTIVE OFFICER)